Exhibit 4.1

RBC BEARINGS INCORPORATED

Description of Capital Stock

General

The Amended and Restated Certificate of Incorporation of RBC Bearings Incorporated, a Delaware corporation, authorizes RBC to issue (i) 60,000,000 shares of Common Stock, par value $0.01 per share, and (ii) 10,000,000 shares of Preferred Stock, $0.01 par value per share.

Common Stock

Voting Rights. Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of RBC’s stockholders. Shares of Common Stock are not entitled to cumulative voting. RBC has a staggered Board of Directors divided into three classes, each of which is up for election every third year so that each director serves a three-year term until his or her class comes up for election. Directors are elected by a majority of the votes cast.

Dividends. Subject to the dividend rights of the holders of any outstanding Preferred Stock, the holders of shares of Common Stock are entitled to receive ratably dividends out of assets legally available therefor at such times and in such amounts as RBC’s Board of Directors may from time to time determine. RBC does not currently pay regular dividends on the Common Stock.

Liquidation Rights. Upon the liquidation, dissolution or winding up of RBC’s affairs and subject to the liquidation rights of the holders of any outstanding Preferred Stock, the holders of shares of Common Stock are entitled to share ratably in RBC’s assets that are legally available for distribution after payment of all RBC’s debts and liabilities.

No Other Rights. The Common Stock is not convertible or redeemable, has no sinking fund rights, and is not entitled to preemptive rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities. Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq (which would apply so long as the Common Stock is listed on Nasdaq) require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Common Stock.

Listing. Shares of Common Stock are listed on the Nasdaq National Market System under the symbol “ROLL.”

Transfer Agent. The transfer agent for the Common Stock is Computershare Trust Company, N.A.

Preferred Stock

The Preferred Stock may be issued from time to time in one or more series. RBC’s Board of Directors, without further action by the stockholders, has the authority to determine or alter the powers, preferences, rights, qualifications, limitations and restrictions granted to or imposed on unissued shares of Preferred Stock, and to determine the number of shares constituting any series of Preferred Stock. Preferred Stock terms that the Board of Directors could establish include those relating to voting, dividends, redemption, conversion, exchange, sinking fund, preemption, liquidation and other rights, preferences and privileges.

At this time, RBC has not issued any shares of Preferred Stock or established the terms of any series of Preferred Stock.

Anti-Takeover Provisions of RBC’s Charter Documents

Provisions of RBC’s certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions that might benefit stockholders or in which stockholders might otherwise receive a premium for their shares. These provisions may also prevent or frustrate attempts by RBC’s stockholders to replace or remove management. These include:

●	The Board of Directors is divided into three classes so that each director comes up for re-election only once in any three-year period;

●	The Board of Directors has the ability to do the following without stockholder approval: (i) issue additional shares of Common Stock, (ii) set the term of and issue Preferred Stock, (iii) amend the bylaws, and (iv) fill vacancies on the Board of Directors;

●	Special meetings of the stockholders may be called only by the Board of Directors; and

●	Stockholder action may be taken only at an annual or special meeting and not by written consent.

Anti-Takeover Effects of Delaware Law

RBC is subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

(1)	such transaction is approved by the corporation’s board of directors prior to the date the interested stockholder obtains such status,

(2)	upon consummation of such transaction, the interested stockholder beneficially owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or

(3)	the business combination is approved by both the corporation’s board of directors and the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

A “business combination” includes mergers, asset sales and other transactions resulting in financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) beneficially 15% or more of the corporation’s voting stock.

Section 203 could prohibit or delay mergers or other takeover or change in control attempts with respect to RBC and, accordingly, may discourage attempts to acquire RBC even though such a transaction may offer stockholders the opportunity to sell their stock at a price above the prevailing market price.